                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 9)1

                              UNITED CAPITAL CORP.
                                (Name of issuer)

                          COMMON STOCK, $0.10 PAR VALUE
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                         (Title of class of securities)

                                   909912 10 7
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 6, 2002
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 412293-10-2                 13D                      Page 2 of 6 pages
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================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             A. F. PETROCELLI
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
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     3        SEC USE ONLY
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     4        SOURCE OF FUNDS*

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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
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 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    3,624,058**
OWNED BY EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,624,058**
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                    3,624,058**
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     63.6%
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     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Includes  presently   exercisable  options  to  purchase  an  aggregate  of
     1,154,734 shares of Common Stock.

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CUSIP No. 412293-10-2                 13D                      Page 3 of 6 pages
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================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             BEVERLY PETROCELLI
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    500,000
OWNED BY EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                500,00
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                    500,000
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.0%
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     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 412293-10-2                 13D                      Page 4 of 6 pages
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                                  SCHEDULE 13D

                                (Amendment No. 9)

                                 relating to the

                          Common Stock, $.10 par value

                                       of

                              United Capital Corp.

            This Amendment No. 9 amends the Schedule 13D dated January 20, 1994,
(the "Schedule 13D"), filed by A.F. Petrocelli ("Mr.  Petrocelli") and his wife,
Beverly  Petrocelli ("Mrs.  Petrocelli").  This Amendment No. 9 reflects (i) the gifting by Mr.  Petrocelli of 71,000 shares of Common Stock, $.10 par value (the
"Common  Stock") of United Capital Corp.  (the  "Issuer") in 2002,  (ii) certain options to purchase Common Stock becoming presently exercisable,  (iii) the sale by Mr.  Petrocelli of 17,647  shares of Common  Stock,  (iv) the exercise by Mr.
Petrocelli  of options to  purchase  17,647  shares of Common  Stock and (v) the reduction of the number of shares of  outstanding  Common Stock of the Issuer as the result of buy-backs of the Issuer's Common Stock. All capitalized  terms not otherwise  defined  herein  shall  have the  meanings  ascribed  thereto  in the
Schedule 13D. The items specified  below are hereby amended and  supplemented as specified herein.

            Item 5. Interest in Securities of the Issuer. Item 5 of the Schedule
13D is hereby amended and supplemented by adding the following:

            On December 6, 2002 Mr.  Petrocelli  gifted an  aggregate  of 71,000 shares to his adult children, grandchildren and one other individual.

            In June and July 2002,  options to purchase an  aggregate of 300,000 shares of Common Stock became presently exercisable.

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CUSIP No. 412293-10-2                 13D                      Page 5 of 6 pages
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            On June 7, 2002, Mr.  Petrocelli sold 17,647 shares of Common Stock.
On June 11, 2002, Mr. Petrocelli  exercised options to purchase 17,647 shares of
Common Stock.

            As a result of these  transactions,  Mr.  Petrocelli  is the  direct beneficial  owner of  3,624,058  shares  of  Common  Stock  including  presently exercisable  options to purchase 1,154,734 shares of Common Stock,  representing approximately  63.6%  of  the  outstanding  Common  Stock  of the  Issuer.  Such percentage is based upon the amount of outstanding Common Stock of the Issuer as reported  in its Form 10-Q for the nine  months  ended  September  30,  2002(the
"10-Q").  Such amount does not include  shares held by Mrs.  Petrocelli  and the adult  children and  grandchildren  of Mr.  Petrocelli.  Mrs.  Petrocelli is the
direct  beneficial  owner  of  500,000  shares  of  Common  Stock   representing
approximately  11.0%  of  the  outstanding  Common  Stock  of the  Issuer.  Such percentage is based upon the amount of outstanding Common Stock of the Issuer as reported in the 10-Q. Such amount does not include shares held by Mr. Petrocelli and the adult children or grandchildren of Mrs. Petrocelli.

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CUSIP No. 412293-10-2                 13D                      Page 6 of 6 pages
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                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2003

                                       /s/ A.F. Petrocelli
                                       -----------------------------------------
                                       A.F. Petrocelli

                                       /s/ Beverly Petrocelli
                                       -----------------------------------------
                                       Beverly Petrocelli